Form 10-K405, Exhibit 13
period 1999-12-31
CELERIS CORP
filed 2000-03-24
CIK 946994

                                                                      EXHIBIT 13


SELECTED FINANCIAL DATA

The consolidated statements of operations data set forth below for each of the three years ended December 31, 1999, 1998 and 1997 and the consolidated balance sheet data at December 31, 1999 and 1998 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 1996 and 1995 and the consolidated balance sheet data at December 31, 1997, 1996 and 1995 are derived from audited consolidated financial statements of the Company not included herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis," the Company's Consolidated Financial Statements and related Notes, and other financial information included elsewhere herein. All prior period amounts have been restated for discontinued operations.


                                                                        Years Ended December 31,
                                                  --------------------------------------------------------------------
                                                     1999           1998           1997           1996           1995
----------------------------------------------------------------------------------------------------------------------
                                                      (in thousands, except for per share amounts)
Revenue                                           $  9,253       $  5,783       $  5,102       $  3,671       $  3,895
Cost of sales                                        6,312          4,028          3,424          2,100          2,077
                                                  ---------------------------------------------------------------------
    Gross profit                                     2,941          1,755          1,678          1,571          1,818
General and administrative expenses                  7,508          5,068          2,767          2,390          1,707
                                                  ---------------------------------------------------------------------
    Loss from operations                            (4,567)        (3,313)        (1,089)          (819)           111
Interest income, net                                   537          1,199          1,946          1,888            575
                                                  ---------------------------------------------------------------------
    Income (loss) from continuing operations        (4,030)        (2,114)           857          1,069            686

Discontinued operations:
  Loss from discontinued operations                     --         (4,707)       (19,902)       (13,905)        (9,710)
  Gain (loss) on disposal of discontinued
    operations                                       1,915         (5,832)            --             --             --
                                                  ---------------------------------------------------------------------
  Total discontinued operations                      1,915        (10,539)       (19,902)       (13,905)        (9,710)
                                                  ---------------------------------------------------------------------
    Net loss                                      $ (2,115)      $(12,653)      $(19,045)      $(12,836)      $ (9,024)
                                                  =====================================================================
Basic income (loss) per common share:
  Continuing operations                           $  (1.29)      $  (0.66)      $   0.25       $   0.34       $   0.31
  Discontinued operations                             0.61          (3.30)         (5.82)         (4.44)         (4.47)
                                                  ---------------------------------------------------------------------
                                                  $  (0.68)      $  (3.96)      $  (5.57)      $  (4.10)      $  (4.16)
                                                  =====================================================================
Diluted income (loss) per common share:
  Continuing operations                           $  (1.29)      $  (0.66)      $   0.24       $   0.32       $   0.29
  Discontinued operations                             0.61          (3.30)         (5.52)         (4.17)         (4.12)
                                                  ---------------------------------------------------------------------
                                                  $  (0.68)      $  (3.96)      $  (5.28)      $  (3.85)      $  (3.83)

Weighted average shares outstanding:
  Basic                                              3,115          3,191          3,420          3,133          2,171
  Diluted                                            3,115          3,191          3,604          3,339          2,356

Balance sheet data (end of period):
Cash, cash equivalents, restricted cash
  and short-term investments                      $  8,965       $ 15,222       $ 27,996       $ 44,630       $ 22,921
Working capital                                      8,628         11,192         24,226         41,707         24,276
Total assets                                        13,178         18,164         30,671         49,847         29,530
Long-term debt                                          --             --             --             --              8
Shareholders' equity                                10,016         12,205         25,597         46,083         25,834

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included in this Annual Report. Except for the historical information contained herein, the following discussion and analysis may contain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statement made in Item 1 of the Company's Annual Report on Form 10-K should be read as being applicable to all related forward-looking statements wherever they appear in this discussion and analysis. The Company's results could differ materially from those implied by the following discussion and analysis. Factors that could cause or contribute to such differences include those discussed in Item 1 of the Company's Annual Report on Form 10-K under the caption "Cautionary Statement and Risk Factors," as well as other factors discussed elsewhere herein.

Overview

Celeris Corporation is a provider of specialty clinical research and information technology services that expedite and streamline the clinical trial and regulatory submission process for pharmaceutical, medical device and biotechnology manufacturers.

On June 10, 1998, the Company announced its intent to transition out of the healthcare provider software market and focus its resources on its clinical research services segment. On December 24, 1998, the Company completed the sale of its healthcare provider software segment. As consideration for the sale, the Company agreed to a purchase price of up to $2,000,000, contingent upon the performance of the assets and the buyer's costs to perform prepaid support and service obligations after the closing. Based on the performance of the assets through September 30, 1999, the Company determined that the purchase price would be fixed at $1.5 million, of which $200,000 and $700,000 was received in 1998 and 1999, respectively, and $600,000 was received January 31, 2000. In addition, the Company agreed to reimburse the buyer for the performance of prepaid support and service obligations on assigned contracts in the amount of $500,000, which was completed June 30, 1999. The Company has retained certain liabilities related to the software segment including certain amounts due under customer contracts and other liabilities related to the disposal of the segment. The financial position and results of operations of the healthcare provider software segment are reported as discontinued operations and all prior period amounts have been restated to reflect the discontinued operations.

Effective January 29, 1999, the Company changed its name from Summit Medical Systems, Inc. to Celeris Corporation.

On July 26, 1999, the Company's Board of Directors approved a one-for-three reverse split of its common stock, applicable to shareholders of record at the close of trading on July 29, 1999. The reverse split was intended, in part, to address compliance for continued listing of the Company's common stock with the Nasdaq Stock Market criteria, which requires a minimum bid price of $1.00 per share. Income (loss) per share, common stock outstanding and stock option data included herein have been adjusted retroactively to give effect to the reverse split.

Calculated on a post split basis, the Company had approximately 3.1 million shares of common stock outstanding as of December 31, 1999.

As of December 31, 1999, the Company had a backlog of projects for clinical studies management, clinical monitoring staffing and data management services with an aggregate contract value of approximately $5.8 million. Potential cancellation, delay or change in scope of projects may affect the value of the Company's backlog.

The Company has experienced net losses for each of the past five years. Net losses for the year ended December 31, 1999 were $2.11 million. The Company had an accumulated deficit of $57.53 million as of December 31, 1999. The Company's ability to increase revenue, and to achieve profitability and positive cash flow will depend on a number of factors as summarized in Item 1 of the Company's Annual Report on Form 10-K under the caption "Cautionary Statement and Risk Factors."

Results of Operations
Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

The Company incurred a net loss of $2.11 million, or $0.68 per diluted share, for the year ended December 31, 1999 as compared to a net loss of $12.65 million, or $3.96 per diluted share, for the year earlier period. The 1999 results include a loss from continuing operations of $4.03 million, or $1.29 per diluted share, and a gain from discontinued operations of $1.92 million, or $0.61 per diluted share. The 1998 results include a loss from continuing operations of $2.11 million, or $0.66 per diluted share, and a loss from discontinued operations of $10.54 million, or $3.30 per diluted share.

Continuing operations. Revenue from continuing operations for the year ended December 31, 1999 was $9.25 million compared to $5.78 million for the year earlier period, an increase of 60.0%. This increase in revenue resulted primarily from a higher volume of the new services introduced in 1998.

Cost of sales were $6.31 million for the 1999 period, or 68.2% of revenue, compared to $4.03 million for the 1998 period, or 69.7% of revenue. This decrease in cost of sales as a percentage of revenue is primarily the result of increased utilization of client service personnel. Further improvement in cost of sales as a percentage of revenue will be dependent upon keeping client service personnel utilized as billable resources.

General and administrative expenses were $7.51 million, or 81.1% of revenue, for the 1999 period compared to $5.07 million, or 87.6% of revenue, for the 1998 period. This decrease in general and administrative expenses as a percentage of revenue is primarily due to a higher volume of business during 1999. Further improvement in general and administrative expenses as a percentage of revenue will be dependent upon higher volumes of business as the Company has in place the infrastructure necessary to support expanded service offerings.

Interest income for the 1999 period was $537,000 compared to $1.20 million for the 1998 period as the Company's cash and cash equivalents balance, including restricted cash and short-term investments, decreased to $8.97 million at December 31, 1999 from $15.22 million at December 31, 1998.

Discontinued operations. During the year ended December 31, 1999, the Company recorded a gain on the disposal of discontinued operations of $1.92 million, representing the receipt of $1.3 million related to the December 1998 sale of the software business and a $615,000 decrease in estimated liabilities retained after the sale. The Company incurred losses from the discontinued operations of its healthcare provider software segment of $10.54 million for the 1998 period, which included charges for disposal of discontinued operations of $5.35 million recorded in the second quarter related to the decision to exit the healthcare provider software market and $483,000 recorded in the fourth quarter related to the sale of the assets of the software segment.

The loss from discontinued operations of $4.71 million in the 1998 period represents results of operations of the discontinued business segment through June 30, 1998. Losses for the period July 1, 1998 to December 24, 1998 (the date the assets of the discontinued segment were sold) were accrued in conjunction with the $5.35 million charge discussed above.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

The Company incurred a net loss of $12.65 million, or $3.96 per diluted share, for the year ended December 31, 1998 as compared to a net loss of $19.04 million, or $5.28 per diluted share, for the year earlier period. The 1998 results include a loss from continuing operations of $2.11 million, or $0.66 per diluted share, and a loss from discontinued operations of $10.54 million, or $3.30 per diluted share. The 1997 results include income from continuing operations of $857,000 or $0.24 per diluted share, and a loss from discontinued operations of $19.90 million, or $5.52 per diluted share.

Continuing operations. Revenue from continuing operations for the year ended December 31, 1998 was $5.78 million compared to $5.10 million for the year earlier period, an increase of 13.4%. This increase in revenue resulted primarily from a higher volume of consulting services performed.

Cost of sales were $4.03 million for the 1998 period, or 69.7% of revenue, compared to $3.42 million for the 1997 period, or 67.1% of revenue. The increase in cost of sales as a percentage of revenue is primarily the result of the addition of client service personnel related to the Company's expanded service offerings throughout 1998.

General and administrative expenses were $5.07 million, or 87.6% of revenue, for the 1998 period compared to $2.77 million, or 54.2% of revenue, for the 1997 period. This increase in general and administrative expenses as a percentage of revenue is primarily due to the addition of salaries, benefits and other overhead costs associated with the Company's expanded service offerings.

Interest income for the 1998 period was $1.20 million compared to $1.95 million for the 1997 period as the Company's cash and cash equivalents balance, including restricted cash and short-term investments, decreased to $15.22 million at December 31, 1998 from $28.0 million at December 31, 1997.

Discontinued operations. The Company incurred a loss from the discontinued operations of its healthcare provider software segment of $10.54 million for the 1998 period compared to $19.90 million for the 1997 period. The 1997 period included special charges of $10.05 million related to the Company's 1996 revenue restatement and 1997 restructuring.

Liquidity and Capital Resources

The Company's cash and cash equivalents, including restricted cash and short-term investments, totaled $8.97 million as of December 31, 1999, a decrease of $6.25 million from December 31, 1998. This decrease was primarily due to a) $4.12 million used in continuing operating activities, b) $1.12 million used in discontinued operations, c) $880,000 used for the purchase of equipment and fixtures, principally computer and computer systems equipment, and
d) $130,000 used in transactions involving the Company's stock.

As of December 31, 1999, the Company had net working capital of $8.63 million, compared to $11.19 million at December 31, 1998. This decrease resulted primarily from net losses of $2.11 million incurred during the year ended December 31, 1999. Management anticipates the Company will continue to experience oper-ating losses into 2000, and as a result, it believes working capital will continue to decline.

As of December 31, 1999, the Company had $1.77 million in accounts receivable, net of bad debt allowance, compared to $1.52 million as of December 31, 1998. The Company believes its current allowance of $343,000 for bad debts is adequate. The Company's days sales outstanding in accounts receivable was 62 days at December 31, 1999 and 88 days at December 31, 1998. Days sales outstanding in accounts receivable may fluctuate in future periods as the Company's mix of business continues to evolve.

The Company sold its healthcare provider software business effective December 24, 1998 and has collected $1.5 million in related proceeds. Of the $700,000 due December 31, 1999, the Company had received $100,000 by the due date and received the remainder on January 31, 2000. Also related to the sale of the software business, the Company has retained certain liabilities of $1.20 million as of December 31, 1999, including certain amounts due under customer contracts and other liabilities related to the disposal of the segment.

The Company's Board of Directors has authorized a stock repurchase program under which up to 666,667 shares of the Company's common stock may be repurchased. From inception of the stock repurchase program in August 1997 through December 31, 1999, the Company has repurchased 439,867 shares of common stock for approximately $3.05 million. As of December 31, 1999, there were 3,119,646 shares of the Company's common stock issued and outstanding.

As of December 31, 1999, the Company had approximately $545,000 subject to withdrawal restrictions as a condition of certain lease agreements for office space and equipment. The amount of cash restricted under the lease agreements decreases periodically over the term of the leases, which extend to December 2002.

The Company believes that continued expenditure of funds will be necessary to support its future operations, and that cash and cash equivalents, including restricted cash and short-term investments, of $8.97 million on hand at December 31, 1999 will be sufficient to fund its operations, capital requirements, and expansion goals through 2000. However, there can be no assurances that the Company will generate sufficient revenue, or adequately control costs, to achieve profitability or positive cash flow for periods into and beyond 2000. If the Company cannot achieve profitability or positive cash flow, or if its contingencies result in material expenditures, the Company may require additional external financing in the future. There can be no assurances that such financing will be available on terms acceptable to the Company.

Year 2000 Issue. The Company expensed costs of approximately $185,000 in conjunction with its Year 2000 readiness preparations, which is consistent with prior expectations. The Company has not experienced any material disruptions as a result of the Year 2000 issue and does not anticipate any further related expenditures.

The Company ended all expenditures on Year 2000 testing of its healthcare provider software products upon the sale of these assets on December 24, 1998. In connection with the sale of the assets, the Company made certain representations regarding the Year 2000 compliance of the Company's software products and agreed to indemnify the buyer against losses related to a breach of representations and certain third party claims related to the operation of the assets prior to the sale. The Company's tests and audits of the software products prior to the sale did not indicate any issues with Year 2000 compliance, and the Company is not aware of any Year 2000 compliance issues that have arisen to date.

CONSOLIDATED BALANCE SHEETS


                                                                   As of December 31,
                                                               -------------------------
                                                               1999               1998
----------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                              $  7,397,220       $  7,984,675
  Restricted cash                                             545,126            153,867
  Short-term investments                                    1,022,847          7,083,851
  Accounts receivable, net of allowance of $343,000
     and $172,000, respectively                             1,773,678          1,516,712
  Other current assets                                      1,051,647            412,360
                                                         ------------       ------------
       Total current assets                                11,790,518         17,151,465

Furniture, fixtures and equipment:
  Furniture and fixtures                                      597,176            563,085
  Computer and telephone equipment                          1,570,064            772,798
  Leasehold improvements                                      235,818            234,599
                                                         ------------       ------------
                                                            2,403,058          1,570,482
  Less accumulated depreciation                            (1,015,094)          (557,496)
                                                         ------------       ------------
                                                            1,387,964          1,012,986
                                                         ------------       ------------
       Total assets                                      $ 13,178,482       $ 18,164,451
                                                         ============       ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                  $  1,067,907       $  1,024,837
  Deferred revenue and payables                               446,201            398,653
  Accrued compensation                                        452,621            279,853
  Net liabilities of discontinued operations                1,195,523          4,256,332
                                                         ------------       ------------
       Total current liabilities                            3,162,252          5,959,675

COMMITMENTS AND CONTINGENCIES                                      --                 --

SHAREHOLDERS' EQUITY:
  Common stock, $.01 par value - 13,511,111 shares
     authorized; 3,119,646 and 3,139,810 shares
     issued and outstanding, respectively                      31,196             31,398
  Additional paid-in capital                               67,517,873         67,591,615
  Accumulated deficit                                     (57,532,839)       (55,418,237)
                                                         ------------       ------------
       Total shareholders' equity                          10,016,230         12,204,776
                                                         ------------       ------------
       Total liabilities and shareholders' equity        $ 13,178,482       $ 18,164,451
                                                         ============       ============

       The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           For the Years Ended December 31,
                                                                  -------------------------------------------------
                                                                      1999              1998               1997
                                                                  -----------       ------------       ------------
         Revenue                                                  $ 9,252,911       $  5,782,487       $  5,101,627
         Cost of sales                                              6,312,255          4,027,819          3,423,173
                                                                  -----------       ------------       ------------
           Gross profit                                             2,940,656          1,754,668          1,678,454
         General and administrative expenses                        7,507,450          5,067,863          2,767,168
                                                                  -----------       ------------       ------------
           Loss from operations                                    (4,566,794)        (3,313,195)        (1,088,714)

         Interest income, net                                         537,093          1,199,258          1,946,162
                                                                  -----------       ------------       ------------
           Income (loss) from continuing operations                (4,029,701)        (2,113,937)           857,448

         Discontinued operations:
           Loss from discontinued operations                               --         (4,706,639)       (19,902,083)
           Gain (loss) on disposal of discontinued operations       1,915,099         (5,832,412)                --
                                                                  -----------       ------------       ------------
           Total discontinued operations                            1,915,099        (10,539,051)       (19,902,083)
                                                                  -----------       ------------       ------------
              Net loss                                            $(2,114,602)      $(12,652,988)      $(19,044,635)
                                                                  ===========       ============       ============

         Basic income (loss) per common share:
           Continuing operations                                  $     (1.29)      $      (0.66)      $       0.25
           Discontinued operations                                       0.61              (3.30)             (5.82)
                                                                  -----------       ------------       ------------
                                                                  $      0.68)      $      (3.96)      $      (5.57)
                                                                  ===========       ============       ============

           Diluted income (loss) per common share:
             Continuing operations                                $     (1.29)      $      (0.66)      $       0.24
             Discontinued operations                                     0.61              (3.30)             (5.52)
                                                                  -----------       ------------       ------------
                                                                  $      0.68)      $      (3.96)      $      (5.28)
                                                                  ===========       ============       ============

         Weighted average shares outstanding:
           Basic                                                    3,114,726          3,191,377          3,419,620
           Diluted                                                  3,114,726          3,191,377          3,603,951

              The accompanying notes are an integral part of these
                      consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             For the Years Ended December 31,
                                                                   ------------------------------------------------
                                                                      1999               1998                1997
                                                                   ----------         ----------           --------
OPERATING ACTIVITIES:
  Net loss                                                        $(2,114,602)      $(12,652,988)      $(19,044,635)
  Adjustments to reconcile net loss to net cash
     used in continuing operating activities:
     Depreciation                                                     457,598            195,820            115,491
     Provision for bad debts                                          198,332            119,892            127,132
     Loss from discontinued operations                                     --          4,706,639         19,902,083
     Loss (gain) on disposal of discontinued operations            (1,915,099)         5,832,412                 --
     Value of common stock issued in connection
       with acquisitions                                                   --                 --            199,998
     Value of options issued for consulting services                   31,500             13,099                 --

  Changes in operating assets and liabilities:
     Accounts receivable                                             (455,298)          (533,049)          (408,038)
     Other current assets                                            (639,287)          (212,873)          (180,526)
     Accounts payable and accrued expenses                             90,088           (117,261)        (1,568,977)
     Deferred revenue and payables                                     47,548             92,767            156,414
     Accrued compensation                                             172,768            168,097           (126,119)
                                                                   ----------         ----------           --------
       Net cash used in continuing operating activities            (4,126,452)        (2,387,445)          (827,177)

INVESTING ACTIVITIES:
  Purchase of short-term investments                                       --         (9,352,884)       (26,071,047)
  Sales and maturities of short-term investments                    6,061,004         24,315,704         39,268,000
  Purchases of furniture, fixtures and equipment                     (879,592)        (1,019,775)           (85,320)
  Increase in restricted cash                                        (391,259)          (153,867)                --
                                                                   ----------         ----------           --------
       Net cash provided by investing activities                    4,790,153         13,789,178         13,111,633

FINANCING ACTIVITIES:
  Principal payments on long-term debt                                     --                 --             (6,920)
  Payments on notes payable                                                --                 --           (100,000)
  Payments on line of credit                                               --                 --           (150,000)
  Net proceeds from common stock transactions                          69,721                 --            413,196
  Repurchase of common stock                                         (196,913)          (836,875)        (2,019,100)
  Net proceeds from exercise of common stock options                       --             48,000             75,285
                                                                   ----------         ----------           --------
       Net cash used in financing activities                         (127,192)          (788,875)        (1,787,539)
Cash used in discontinued operations                               (1,123,964)        (8,577,661)       (13,933,508)
                                                                   ----------         ----------           --------
Increase (decrease) in cash and cash equivalents                     (587,455)         2,035,197         (3,436,591)
Cash and cash equivalents at beginning of period                    7,984,675          5,949,478          9,386,069
                                                                   ----------         ----------           --------
Cash and cash equivalents at end of period                        $ 7,397,220       $  7,984,675       $  5,949,478
                                                                  ===========       ============       ============

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
  Cash paid during the period for interest                        $        --       $      4,386       $      5,351

              The accompanying notes are an integral part of these
                      consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

                                                    Common Stock                Additional
                                              -------------------------         Paid - in        Accumulated
                                                 Shares         Amount           Capital           Deficit              Total
                                               ---------       --------       ------------       ------------       ------------
Balance at January 1, 1997                     3,447,943       $ 34,479       $ 69,769,335       $(23,720,614)      $ 46,083,200
 Issuance of common stock                         36,364            364            299,636                 --            300,000
 Exercise of stock options                        16,183            162             75,123                 --             75,285
 Employee stock purchase plan                     23,065            231            112,965                 --            113,196
 Issuance of common stock
  to former shareholders
  of C.L. McIntosh                                29,629            296            199,702                 --            199,998
 Repurchase of common stock                     (254,867)        (2,549)        (2,016,551)                --         (2,019,100)
 Repurchase of common stock
  as part of sale of subsidiary                  (45,841)          (458)          (317,566)                --           (318,024)
 Value of options issued
  for services                                        --             --             72,370                 --             72,370
 Value of repriced options issued                     --             --            135,000                 --            135,000
 Net loss                                             --             --                 --        (19,044,635)       (19,044,635)
                                               ---------       --------       ------------       ------------       ------------
Balance at December 31, 1997                   3,252,476         32,525         68,330,014        (42,765,249)        25,597,290
 Exercise of stock options                        10,667            106             47,894                 --             48,000
 Repurchase of common stock                     (123,333)        (1,233)          (835,642)                --           (836,875)
 Value of options issued
  for services                                        --             --             49,349                 --             49,349
 Net loss                                             --             --                 --        (12,652,988)       (12,652,988)
                                               ---------       --------       ------------       ------------       ------------
Balance at December 31, 1998                   3,139,810         31,398         67,591,615        (55,418,237)        12,204,776
 Employee stock purchase plan                     41,569            416             69,305                 --             69,721
 Repurchase of common stock                      (61,667)          (617)          (196,047)                --           (196,664)
 Fractional share redemption
  in reverse split                                   (66)            (1)              (251)                --               (252)
 Value of options issued
  for services                                        --             --             53,251                 --             53,251
 Net loss                                             --             --                 --         (2,114,602)        (2,114,602)
                                               ---------       --------       ------------       ------------       ------------
Balance at December 31, 1999                   3,119,646       $ 31,196       $ 67,517,873       $(57,532,839)      $ 10,016,230
                                               =========       ========       ============       ============       ============

              The accompanying notes are an integral part of these
                      consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business
Celeris Corporation and its subsidiaries ("Celeris" or the "Company") is a provider of specialty clinical research and information technology services that expedite and streamline the clinical trial and regulatory submission process for pharmaceutical, medical device and biotechnology manufacturers. These services accelerate specific functions within clinical trials and new product submissions which often become bottlenecks for manufacturers seeking regulatory clearance to market new products. Delays in obtaining regulatory clearance for new products can result in significant lost revenues and increased expenses for manufacturers. As a consequence, manufacturers have increasingly outsourced clinical research functions to organizations, such as the Company, that can offer expertise and services which speed the product development process.

The Company has experienced operating losses for each of the past five years. Net losses for the year ended December 31, 1999 were $2,114,602, and the Company had an accumulated deficit of $57,532,839 at December 31, 1999. The Company's ability to increase revenue and achieve profitability and positive cash flow will depend on a number of factors including (i) the Company's ability to control costs and keep increases in expenditures below growth in revenue, if any; (ii) obtaining market acceptance of the Company's service offerings in an intensely competitive market for clinical research services; (iii) the Company's ability to attract and integrate new key employees and to develop new operational and financial systems, procedures and controls related to the new service offerings; (iv) risks associated with the Company's decision to exit from the healthcare provider software market, including the failure to realize the Company's assumptions regarding estimated charges; and (v) the possibility of adverse outcomes related to the Company's shareholder lawsuits, Securities and Exchange Commission investigation or declaratory action by the underwriters of the Company's directors' and officers' insurance policies discussed in
Note 7. There can be no assurances that the Company will generate revenue, or adequately control costs, to achieve profitability or positive cash flow.

2. Summary of Significant Accounting Policies
Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Revenue Recognition

Revenue on fee for service contracts is recognized when the related service has been rendered. Revenue for services rendered in connection with contractual arrangements other than fee-for-service contracts is recognized using the percentage-of-completion method of accounting, in accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Contracts generally range in duration from a few months to in excess of one year. Revenue is recognized as costs are incurred on the basis of the relationship between costs incurred and total estimated costs.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. As of December 31, 1999, the Company had approximately $545,000 subject to withdrawal restrictions as a condition of certain lease agreements for office space and equipment. The amount of cash restricted under the lease agreements decreases periodically over the term of the leases, which extend to December 2002.

Short-Term Investments

Investments with a maturity of more than 90 days at the date of purchase are classified as short-term investments. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has classified its short-term investments, consisting of U.S. agency bonds, as available for sale. At December 31, 1999 and 1998, the fair market value of the short-term investments approximated cost.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's customers consist of pharmaceutical, medical device and biotechnology manufacturers. Accounts receivable represent receivables from customers in the ordinary course of business. The Company determines an allowance for doubtful accounts based upon an analysis of the collectability of specific accounts and the aging of the accounts receivable. The Company is subject to losses from uncollectible receivables in excess of its reserves.

Other Current Assets

On January 31, 2000, the company received $600,000 in proceeds from the sale of its discontinued healthcare provider software segment which were due December 31, 1999. As a result, the Company recorded a receivable for these proceeds at December 31, 1999, which has been included in other current assets in the accompanying consolidated balance sheets. The corresponding gain was recorded as a gain on disposal of discontinued operations on the accompanying consolidated statements of operations for the year ending December 31, 1999.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. The Company provides for depreciation using accelerated methods at rates designed to amortize the cost of furniture, fixtures and equipment over their estimated useful lives of three to five years.

The Company evaluates the carrying value of long-lived equipment and fixtures in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company's evaluation considers nonfinancial data such as changes in the operating environment and business strategy, competitive information, market trends and operating performance. Based on this evaluation, the Company has not identified any impaired long-lived assets at December 31, 1999.

Income Taxes

The Company accounts for income taxes using the liability method, in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are calculated for the temporary differences between financial reporting and tax bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts related to cash and cash equivalents,restricted cash,short-term investments, accounts receivable, other current assets, accounts payable and accrued expenses, deferred revenue and payables, accrued compensation, and liabilities of discontinued operations approximate fair value at December 31, 1999 and 1998 due to the relatively short maturities of such investments.

Recently Issued Accounting Pronouncements

The Company adopted the AcSEC's Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" "SOP 98-1" on January 1, 1999. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Adoption of SOP 98-1 did not have a material impact on the Company's results of operations, financial condition or cash flows.

Legal Costs

The Company's policy is to accrue all probable and estimatable legal fees as they are identified.

Reclassifications

Certain amounts previously reported in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on previously reported net loss or shareholders' equity.

3.  Discontinued Operations
On June 10, 1998, the Company announced its intention to transition out of the healthcare provider software market and direct its resources on its clinical research services segment. As a result of this decision, the Company recorded a charge of $5.35 million in 1998 to dispose of the software segment. This charge represented management's estimate of the costs to exit the software business including employee severance and retention, facility restructuring, operating losses through the disposal period, and fulfillment of remaining contractual obligations.

On December 24, 1998, the Company completed a sale of the healthcare provider software business. As consideration for the sale, the Company agreed to a net purchase price of up to $2.0 million, contingent upon the performance of the assets sold and the buyer's cost to perform prepaid support and service obligations after the closing. In addition, the Company agreed to reimburse the buyer for the performance of prepaid support and service obligations on assigned contracts in the amount of $500,000. As a result of the sale transaction, the Company recorded a charge of $483,000 in the fourth quarter of 1998 representing the net book value of the assets sold and liabilities transferred to the buyer net of cash received at closing and related transaction costs. The charge also represented the net effect of a reassessment of the obligations retained after the sale by the Company.

The Company has determined that, based upon the terms of the sale agreement, the purchase price would be fixed at $1.5 million. To date, the Company has received the total proceeds from the sale, all of which have been recorded as gain on the disposal of discontinued operations. Proceeds in the amount of $900,000 were received prior to December 31, 1999. The remaining amount of $600,000 was collected on January 31, 2000, and was recorded as an other current asset at December 31, 1999.

In the fourth quarter of 1999, the Company lowered its estimates of liabilities retained from the health-care provider software business and, in doing so, recorded an additional gain on the disposal of discontinued operations of $615,000. The Company estimates its retained liabilities from the discontinued operations to be $1.2 million as of December 31, 1999, including certain amounts due under customer contracts and other liabilities related to the disposal of the segment.

The financial position and results of operations of the healthcare provider software segment are reported as discontinued operations in the accompanying consolidated financial statements and all prior period amounts have been restated to reflect the discontinued operations. Revenues related to the discontinued segment prior to the sale on December 24, 1998 were $3,125,715, $7,978,469, and $13,500,301 for the years ended December 31, 1998, 1997, 1996, respectively.

4. Income (Loss) Per Common Share

Basic income (loss) per common share is computed by dividing income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. The computation of diluted income (loss) per common share requires that the number of weighted average shares outstanding be increased for the assumed exercise of dilutive options using the modified treasury stock method.

Weighted average shares used in computing income (loss) per share are as follows:

                                                                                Year ended December 31,
                                                                     ----------------------------------------------
                                                                        1999              1998               1997
                                                                     ---------         ---------          ---------
Weighted average common shares outstanding                           3,114,726         3,191,377          3,419,620
Dilutive effect of stock options outstanding,
  using modified treasury stock method                                      --                --            184,331
                                                                     ---------         ---------          ---------
Shares used in computing diluted income
  (loss) per share                                                   3,114,726         3,191,377          3,603,951
                                                                     =========         =========          =========

Diluted loss per share for the years ended December 31, 1999 and 1998 does not include common stock equivalents of 1,190,263 and 834,138, respectively, as their effect would be antidilutive.

5.  Merger
During 1997, the Company paid the selling shareholders of C.L. McIntosh, a regulatory consulting and clinical research services firm acquired in 1996, $1,800,000, issued shares of common stock totaling 29,629 at $6.75 per share, and canceled and reissued options repriced at $8.25 per share, primarily in exchange for their release from potential claims, including potential liability associated with the Company's restatement of revenues in early 1997.

6.  Common Stock
In August 1997, the Company announced a stock repurchase program to buyback up to 666,667 shares. At December 31, 1999, the Company had repurchased 439,867 shares in conjunction with this program at prices ranging from $2.44 to $10.13, for a total of $3,052,809.

On July 26, 1999, the Board of Directors declared a one-for-three reverse stock split applicable to shareholders of record July 29, 1999. The stated par value of the Company's common stock was not changed from $0.01. As a result, a total of $61,646 was reclassified from common stock to additional paid-in capital. Income (loss) per share, common stock outstanding and stock option data referred to in the accompanying consolidated financial statements and notes hereto have been adjusted retroactively to give effect to the reverse stock split.

7.  Commitments and Contingencies
Litigation

The Company is a defendant in IN RE SUMMIT MEDICAL SYSTEMS, INC. SECURITIES LITIGATION, a consolidated federal court securities action venued in the United States District Court, District of Minnesota. The putative class action was filed on March 10, 1997 and alleges violations of Section 10(b) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5, Section 20(a) of the Exchange Act, Section 11 of the Securities Act of 1933, as amended (the "Securities Act"), and Section 15 of the Securities Act. The Company is also a defendant in a federal court securities action captioned TEACHERS' RETIREMENT SYSTEM OF LOUISIANA V. SUMMIT MEDICAL SYSTEMS, INC. ET. AL. The Teachers' Retirement action was filed on April 16, 1997 in the United States District Court, District of Minnesota and is not a class action. In addition to the claims alleged in the consolidated action, the Teachers' Retirement complaint alleges a claim under Section 18(a) of the Exchange Act, common law fraud, and negligent misrepresentation. Each action alleges, in essence, that the Company made misleading public disclosures relating to its financial statements and seeks compensatory damages for losses incurred as a result of each alleged misleading public disclosure. As to federal securities law claims, both actions are subject to the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The actions do not state the monetary damages that are being sought at this time. The Company intends to defend against these actions vigorously. There can be no assurance that any judgment, order or decree against the Company arising out of these actions will not have a material adverse effect on the Company or its business.

The Division of Enforcement of the Securities and Exchange Commission (the "Commission") began an investigation of the Company on March 27, 1997, relating to the Company's restatement of certain financial statements. The Company is cooperating fully with the Commission and its investigation. There can be no assurance that any order, decree or other action issued or taken by the Commission arising out of its investigation will not result in sanctions against the Company or certain individuals that could have a material adverse effect on the Company or its business.

The Company and certain of the Company's directors and former officers are defendants in a declaratory relief action, DAVID FOSTER ET. AL. V. SUMMIT MEDICAL SYSTEMS, INC. ET. AL., venued in the District Court of Hennepin County, Minnesota. The action was initiated on August 7, 1998 and seeks a declaration that there is no coverage under the Company's directors' and officers' insurance policies for the Company's pending federal securities actions or the investigation by the Commission. The plaintiffs, the insurance underwriters of the Company's directors' and officers' insurance policies, allege that the claims the Company has submitted for coverage involve matters commenced before the period covered by the policies. Additionally, the plaintiffs allege that the Commission's investigation does not constitute a proper claim under the policies. The Company believes the plaintiffs' request for declaratory judgment misinterprets the Company's directors' and officers' insurance policy. On July 22, 1999, the District Court of Hennepin County, Minnesota ruled in favor of the Company's motion for summary judgment in the declaratory relief action, DAVID FOSTER ET. AL. V. SUMMIT MEDICAL SYSTEMS, INC. ET. AL. The District Court held that the Company's directors' and officers' insurance policies cover claims related to the Company's pending federal securities actions and the investigation by the Commission. On October 6, 1999, the insurance underwriters filed a notice of appeal of the District Court's order with the Minnesota Court of Appeals. The Company intends to oppose this action vigorously and has filed a counterclaim to enforce coverage under the policy, including advancement of expenses. There can be no assurance that any order, decree or declaration arising out of this matter will not have a material adverse effect on the Company or its business.

Leases

The Company leases its office space and certain office equipment under various operating leases which expire at various dates through August 2003. The Company is required to pay a pro rata share of taxes and utilities for each of the office locations. Future minimum payments under the leases at December 31, 1999 are as follows:

                            Fiscal year
                               2000                $  980,705
                               2001                   763,385
                               2002                   638,186
                               2003                   294,663
                               2004                        --
                            Thereafter                     --
                                                   ----------
                                                   $2,676,939
                                                   ==========

Rent expense related to continuing operations for the years ended December 31, 1999, 1998 and 1997 was $917,985, $564,778, and $235,451, respectively.

8.  Income Taxes
As of December 31, 1999, the Company had a net operating loss ("NOL") and AMT credit carryforwards of approximately $51,058,000 and $37,000, respectively, available to offset its future income tax liability. The NOL and tax credit carryforwards begin to expire in the year 2009.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                             1999              1998
                                                        --------------------------------
Deferred tax assets:
  Net operating loss carryforwards                      $ 19,402,000       $ 15,400,000
  Temporary differences-
    Purchase of in-process research and development               --          2,366,000
    Other reserves and accrued expenses                      697,000          2,241,000
  Valuation allowance                                    (20,099,000)       (20,007,000)
                                                        -------------------------------
     Net deferred tax asset                             $         --       $         --
                                                        ===============================

A valuation allowance for the entire deferred tax asset has been provided because of the Company's history of operating losses. As a result of sales of common stock during the past three years, ownership changes under Section 382 of the Internal Revenue Code may have occurred. Section 382 may limit the amount of NOLs that can be utilized in the future.

9.  Stock Options
The Company has established the Stock Option Plan of 1993, for which 875,555 shares of common stock are reserved. All officers, employees and consultants of the Company are eligible to receive stock option grants under this plan. The options held by employees of the Company are incentive stock options within the meaning of Section 422 of the Internal Revenue Code. The options held by officers and consultants of the Company can be either incentive stock options or nonstatutory options. The option price is equal to the fair market value of the common stock on the date of grant. Options vest and become exercisable at various intervals and expire ten years from the date of grant.

The Company has also adopted the 1995 Director Plan, for which 22,222 shares of common stock have been reserved. The plan provides for an automatic grant of nonqualified stock options to purchase 2,222 shares of common stock to nonemployee directors on the date such individuals are first appointed directors of the Company, and an automatic grant of an option to purchase an additional 667 shares of common stock on the day after each subsequent annual meeting of the Company's shareholders. The option price is equal to the fair market value of the common stock on the date of grant. Options vest and become exercisable as to 100% of such shares on the first anniversary of the date of such grant and expire ten years from the date of grant.

In addition to the options granted under the Stock Option Plan of 1993 and the 1995 Director Plan, the Company has issued options outside of the plans, primarily as consideration for acquisitions. As of December 31, 1999, the Company has 250,555 such options outstanding.

Option activity is summarized as follows:

                                                                                Weighted
                                                                                 Average
                                    Shares                      Nonplan         Exercise
                                  Available    Plan Options     Options         Price Per
                                  for Grant     Outstanding   Outstanding         Share
-----------------------------------------------------------------------------------------
Balance at January 1, 1997         108,891        578,340        232,963       $   19.95
  Shares Reserved                  166,667             --             --              --
  Granted                         (535,833)       535,833        237,667            9.00
  Exercised                             --        (14,559)        (1,625)           4.65
  Canceled                         552,773       (552,773)      (201,115)          23.28
                                  ------------------------------------------------------
Balance at December 31, 1997       292,498        546,841        267,890            8.70
  Granted                         (333,056)       333,056          7,779            6.09
  Exercised                             --        (10,667)            --            4.50
  Canceled                         300,092       (300,092)       (10,666)           8.55
                                  ------------------------------------------------------
Balance at December 31, 1998       259,534        569,138        265,003            7.83
  Granted                         (542,152)       542,152          5,557            2.19
  Exercised                             --             --             --              --
  Canceled                         190,475       (190,475)        (1,112)           8.07
                                  ------------------------------------------------------
Balance at December 31, 1999       (92,143)       920,815        269,448       $    5.21
                                  ======================================================

During 1997, the Company canceled and reissued previously granted options held by employees to purchase shares of common stock with original exercise prices that ranged from $14.25 to $51.75 per share and replaced them with new options with an exercise price of $8.07 per share. Also, during 1997, the Company canceled and reissued options and warrants including shares issued in conjunction with certain acquisitions.

During 1999, the Company's stock option grants exceeded the shares available for grant under the Stock Option Plan of 1993. As a result, the shareholders of the Company will be asked to approve an additional 130,000 shares for issuance as stock options under the Stock Option Plan of 1993 at the Company's Annual Meeting.

The following table summarizes information about the stock options outstanding at December 31, 1999:

                                Options Outstanding             Options Exercisable
                     ------------------------------------- --------------------------
                                      Weighted
                                       Average    Weighted                   Weighted
                                      Remaining    Average                    Average
Range of               Number        Contractual  Exercise    Number         Exercise
Exercise Prices      Outstanding        Life       Price    Exercisable        Price
-------------------------------------------------------------------------------------
$1.47 -  2.99          457,283          9.90     $  1.97       81,998        $  1.88
$3.00 -  3.99          154,887          9.03        3.28       24,579           3.22
$4.00 -  6.99           49,823          3.78        5.44       39,997           5.47
$7.00 - 11.99          513,045          7.00        8.26      310,480           8.20
$12.00- 23.64           15,225          7.31       18.49       11,307          18.53
                     ---------------------------------------------------------------
                     1,190,263          8.24     $  5.21      468,361        $  6.85
                     ===============================================================

Options outstanding expire at various dates during the period from 2000 through 2006. Exercise prices for options outstanding as of December 31, 1999 ranged from $1.47 to $23.64 per share. The number of options exercisable as of December 31, 1999, 1998 and 1997 were 468,361, 342,510, and 164,052, respectively, at weighted average exercise prices of $6.85, $8.28 and $9.45 per share, respectively.

The weighted average grant date fair value of plan options granted at market prices during the years ended December 31, 1999, 1998 and 1997 was $2.19, $5.04 and $5.61 per share, respectively. The weighted average grant date fair value of nonplan options granted at market prices during the years ended December 31, 1999, 1998 and 1997 was $3.30, $8.97 and $6.57, respectively. No nonplan options were granted below market prices during the years ended December 31, 1999, 1998 and 1997.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying consolidated statements of operations. Had compensation cost been recognized based on the fair values of options at the grant dates consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per common share would have been increased to the following pro forma amounts:

                                             1999                1998                 1997
-----------------------------------------------------------------------------------------------
Net loss:
  As reported                          $  (2,114,602)      $  (12,652,988)      $  (19,044,635)
  Pro forma                               (2,662,384)         (13,403,598)         (19,844,559)
Basic loss per common share:
  As reported                                  (0.68)               (3.96)               (5.57)
  Pro forma                                    (0.85)               (4.20)               (5.80)
Diluted loss per common share:
  As reported                                  (0.68)               (3.96)               (5.28)
  Pro forma                                    (0.85)               (4.20)               (5.51)

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 5.5%, 5.1% and 6.0%; no dividend yield; volatility factors of 137.0%, 108.0% and 86.5%; and a weighted average expected life of the options of 6.0, 6.0 and 5.0 years.

10.  Employee Benefit Plans
Employee Stock Purchase Plans

Under the 1995 Employee Stock Purchase Plan, 44,444 shares of common stock were reserved and issued at December 31, 1998. Effective January 1, 1999, the Company adopted the Celeris Corporation Employee Stock Purchase Plan under which 166,667 shares are reserved. All employees who have met the service eligibility requirements are eligible to participate in this new plan and may direct the Company to make payroll deductions of 1% to 15% of their compensation during a purchase period for the purchase of shares under the plan. The Celeris Corporation Employee Stock Purchase Plan provides participating employees the right, subject to certain limitations, to purchase the Company's common stock at a price equal to the lower of 85% of the fair market value of the Company's common stock on the first day, or the last day, of the applicable purchase period. The first purchase period commenced January 1, 1999 and ended on June 30, 1999. Subsequent purchase periods will run for six months, subject to acceleration in the case of a merger or consolidation in which the Company is not the surviving corporation, or the liquidation, dissolution or sale of substantially all of the assets of the Company.

401(k) Plan

All employees who are at least 18 years of age are eligible to participate in the Company's 401(k) plan. Each employee may contribute from 1% to 15% of their eligible compensation to the plan. The Company may make discretionary matching contributions to the plan based on employee contributions. No matching contributions were made by the Company in 1999, 1998 and 1997.

11.  Segment Reporting and Significant Customer Information
The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in the fourth quarter of 1998. SFAS No. 131 established standards for disclosure of financial information related to operating segments of the Company as well as disclosure requirements for customer and geographic information. SFAS No. 131 defines an operating segment as a component of a company for which operating results are reviewed regularly by the chief operating decision maker to determine resource allocation and assess performance. The Company has four segments reportable under the guidelines of SFAS No. 131: the Company's clinical monitoring services group, a start-up operation formed in the first quarter of 1998; data management services group, a start-up operation formed in the fourth quarter of 1998; regulatory consulting services group; and the Company's corporate operating function.

The Company's operating segment disclosures are as follows:

                               Clinical           Data
                              Monitoring        Management        Regulatory
                               Services          Services         Consulting          Corporate       Consolidated
------------------------------------------------------------------------------------------------------------------
1999
------------------------
Revenue                      $   621,072       $ 1,913,137       $ 6,718,702       $         --       $  9,252,911
Depreciation                     102,582           236,503           118,513                 --            457,598
Interest income, net                  --                --                --            537,093            537,093
Loss from continuing
  operations                  (1,279,593)         (650,689)          (94,968)        (2,004,451)        (4,029,701)
Segment assets                   487,339         1,051,932         1,859,070          9,780,141         13,178,482
Capital expenditures             120,875           700,926            57,791                 --            879,592

1998
------------------------
Revenue                      $    32,300       $    66,120       $ 5,684,067       $         --       $  5,782,487
Depreciation                      40,361            44,351           111,108                 --            195,820
Interest income, net                  --                --               634          1,198,624          1,199,258
Income (loss) from
  continuing operations       (1,429,145)         (596,118)         (217,423)           128,749         (2,113,937)
Segment assets                   343,527           551,376         2,073,629         15,195,919         18,164,451
Capital expenditures             330,084           538,908           150,783                 --          1,019,775

1997
------------------------
Revenue                      $        --       $        --       $ 5,101,627       $         --       $  5,101,627
Depreciation                          --                --           115,491                 --            115,491
Interest income, net                  --                --                --          1,946,162          1,946,162
Income from continuing
  operations                          --                --           414,445            443,003            857,448
Segment assets                        --                --         1,675,861         27,812,361         29,488,222 (a)
Capital expenditures                  --                --            85,320                 --             85,320

(a) excludes net long-term assets of discontinued operations of $1,182,335 at December 31, 1997.

Revenues from individual clients generated by the Company that represent greater than 10% of consolidated revenues are as follows:

                                                      1999         1998           1997
------------------------------------------------------------------------------------------
Client A                                            $ 2,221,241     <10%          <10%
Client B                                            $ 1,369,246     <10%          <10%
Client C                                               <10%       $ 760,461     $ 568,249
Client D                                               <10%       $ 620,055       <10%

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Celeris Corporation:

We have audited the accompanying consolidated balance sheets of Celeris Corporation (formerly Summit Medical Systems, Inc.) (a Minnesota corporation) and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Celeris Corporation and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

 /s/ Arthur Andersen, LLP

Nashville, Tennessee
February 1, 2000